Filed by Genesis Lease Limited
Pursuant to Rule 425 under the Securities Act of 1933, as amended
Subject Company: Genesis Lease Limited
Exchange Act Commission File No: 1-33200
IMPORTANT INFORMATION ABOUT THE AERCAP TRANSACTION
The proposed transaction between Genesis Lease Limited (“Genesis”) and AerCap Holdings N.V. (“AerCap”) will be submitted to the Genesis shareholders for their consideration. In connection with the proposed AerCap transaction, AerCap has filed with the SEC a Registration Statement on Form F-4 that includes a preliminary proxy statement of Genesis and a prospectus of AerCap. Genesis will mail the definitive proxy statement/prospectus to its shareholders. Genesis investors are urged to read the definitive proxy statement/prospectus regarding the proposed transaction when it becomes available, as well as any other relevant documents concerning the proposed transaction and the companies that AerCap or Genesis files with the SEC (including any amendments or supplements to those documents) because these will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (http://www.sec.gov). These documents may also be obtained free of charge from AerCap’s website (http://www.aercap.com) under the heading “Investor Relations” and then under the heading “SEC Filings” or by directing a request to AerCap’s Investor Relations at +31 20 655 9658. Copies of Genesis’ filings may be obtained free of charge from Genesis’ website (http://www.genesislease.com) under the tab “Investor Relations” and then under the heading “SEC Filings” or by directing a request to Genesis’ Investor Relations at +1-212-896-1249.
This filing does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, or an exemption therefrom.
The following press release, dated November 5, 2009, entitled “Genesis Lease Limited Announces Third Quarter 2009 Results,” was issued in connection with the Agreement and Plan of Amalgamation, dated as of September 17, 2009, among AerCap, Genesis and AerCap International Bermuda Limited.

GENESIS LEASE LIMITED ANNOUNCES THIRD QUARTER 2009 RESULTS
SHANNON, Ireland, November 5, 2009 – Genesis Lease Limited (NYSE:GLS – News “Genesis”) today announced its financial results for the third quarter ended September 30, 2009.
Recent highlights included:
•	Announcement of all share merger transaction with AerCap

•	Subsequent reduction of capacity under revolving credit facility to $200 million

•	Continued strong performance of aircraft portfolio
Commenting on the quarter, John McMahon, Chief Executive Officer of Genesis stated, “The major news for Genesis this quarter was our announcement on September 18th that Genesis and AerCap have agreed to merge in an all share-for-share transaction. AerCap is a compelling strategic fit for Genesis, whereby the merger will create the world’s leading independent aircraft leasing company with a strong franchise, broad product offering and well diversified global customer base.” Mr. McMahon continued, “We believe strongly that the transaction will create a successful combined company that is well-positioned to deliver significant future earnings growth for our shareholders.
“During the third quarter, our globally diversified portfolio of in-demand aircraft continued to deliver solid cash flows. However, our third quarter results were impacted by expenses related to the proposed merger with AerCap and a non-cash charge related to our subsequent decision to reduce capacity under our revolving credit facility from $1 billion to $200 million,” Mr. McMahon concluded.
Third Quarter and YTD 2009 financial results
For the quarter ended September 30, 2009, Genesis recorded a net loss of $3.0 million compared to net income of $11.4 million for the same period last year. For the nine months ended September 30, 2009, net income was $11.3 million compared to $30.3 million for the same period last year. Results for the quarter and nine months included an accrual of $2.5 million for transaction costs incurred to date associated with the proposed merger with AerCap, as well as a non-cash charge of $7.7 million related to the accelerated amortization of deferred financing costs due to the reduction of capacity under the revolving credit facility from $1 billion to $200 million. These charges were recorded within Other Expenses and Interest Expense, respectively. Excluding the impact of those charges, net income was $6.1 million (EPS of $0.18) and $20.5 million (EPS of $0.60) for the three and nine months ended September 30, 2009, respectively.
For the quarter ended September 30, 2009, rental revenues were $55.4 million compared to $57.5 million for the same period in 2008, a decrease of 3.6%. Rental revenues for the quarter ended September 30, 2008 included a non-recurring credit of $3.0 million following the termination of two leases. Without that credit in 2008, rental revenues would have increased by 1.7% during the quarter. For the nine months ended September 30, 2009, rental revenues were $157.3 million compared to $163.6 million for the same period in 2008, a decrease of 3.8%. The decrease in rental revenues primarily reflects the incremental impact of non-revenue generating aircraft from the previous termination of leases, as well as lower interest rates during 2009, which resulted in reduced lease rentals from floating-rate leases.
The results reflect increases in depreciation of $3.2 million and $7.7 million related to planned major maintenance costs for the three and nine months ending September 30, 2009, respectively. The results also reflect an incremental adverse impact of $1.2 million and $5.1 million related to non-revenue generating aircraft following the previous termination of leases, for the three and nine months ending September 30, 2009, respectively. The adverse impact of those items was offset for the nine months ended September 30, 2009 by a gain of $6.2 million related to the repurchase of securitization notes in the first quarter of 2009 and a decrease in selling, general and administrative expenses of $2.4 million during the period. In addition, net income for the three months ended September 30, 2008 included a net positive impact of $1.1 million related to the termination of leases, which included the non-recurring $3.0 million credit in rental revenues, as noted above.
For the quarter ended September 30, 2009, EBITDA was $47.0 million compared to $51.3 million for the same period in 2008, a decrease of 8.4%. For the nine months ended September 30, 2009, EBITDA was $145.0 million compared to $145.3 million for the same period in 2008, a decrease of 0.2%. Excluding the accrual of $2.5 million for transaction costs associated with the proposed merger, EBITDA was $49.5 million and $147.5 million for the three and nine months ended September 30, 2009, respectively. EBITDA included a gain of $6.2 million related to the repurchase of securitization notes for the nine months ended September 30, 2009. Genesis defines EBITDA as net income before provision for income taxes, interest, depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Please read “Reconciliation of Non-GAAP Financial Measure – EBITDA” for a description of EBITDA and a reconciliation of net income to EBITDA.
Accounts payable increased from $35.5 million as at December 31, 2008 to $49.1 million as of September 30, 2009. This increase was primarily due to the increase in capitalized maintenance accruals related to planned major maintenance costs which are recorded in flight equipment. Other Liabilities of $111.3 million as at September 30, 2009 included $74.0 million related to the fair value of interest rate swaps.
All amounts referenced above as included in the results are on a pre-tax basis.
Aircraft Leasing and Acquisition Activities
As at September 30, 2009, Genesis had 55 aircraft with a weighted average age of 7.2 years. As of that date, 54 of the 55 aircraft were in operation with 36 airlines in 21 countries. Of the three aircraft which were non-revenue generating at the start of the quarter, two delivered to new customers during the quarter and the remaining aircraft is expected to deliver in the fourth quarter of 2009. Genesis has no further aircraft lease expirations in 2009 and has three scheduled lease expirations in 2010 yet to be contracted for new leases (two of which expire in the fourth quarter of 2010).
On July 20, 2009, Genesis acquired a new Airbus A321 series passenger aircraft, manufactured in July 2009 and contracted on lease to US Airways.
Information in respect of the Genesis portfolio of aircraft and customers can be found on its website at www.genesislease.com.

Financing Activities
On October 19, 2009 Genesis made an additional debt repayment of $5.6 million pursuant to the annual loan-to-value test in one of its term loan facilities.
Dividends
Pursuant to the terms of the amalgamation agreement between Genesis and AerCap, both Genesis and AerCap have agreed to not declare or pay any dividends prior to the closing of the transaction.
About Genesis Lease Limited
Genesis Lease Limited is a global commercial aircraft leasing company that is headquartered in Shannon, Ireland. Genesis acquires and leases modern, operationally efficient passenger and cargo jet aircraft to a diverse group of airlines throughout the world. Genesis leverages the worldwide platform of GECAS to service its portfolio of leases, allowing management to focus on executing its growth strategy.
Genesis’s common shares, in the form of American Depositary Shares, are listed on the New York Stock Exchange under the symbol “GLS.”

Conference Call and Webcast
Genesis will host a conference call and webcast for investors and analysts to discuss its results for the quarter on Thursday November 5, 2009, at 2:00 pm (GMT) / 9:00 am (Eastern Time) / 6:00am (Pacific Time).
A telephonic replay will be available for anyone unable to participate in the live call. To access the replay, call 888-203-1112 (United States/Canada) or 719-457-0820 (International) and enter confirmation code 4097538. The recording will be available from Thursday, November 5, 2009 until Thursday, November 12, 2009 at 11:59 p.m. (Eastern Time). A live broadcast of the earnings conference call will also be available via the Internet at http://www.genesislease.com under ‘Investor Relations’. The webcast will be archived on the site for one year.
The Genesis Lease Limited logo is available at
http://www.primenewswire.com/newsroom/prs/?pkgid=3178
Cautionary Statement Regarding Forward-Looking Statements
This press release contains certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for the company’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global economic, business, political, competitive, market, regulatory and other factors and risks. Genesis expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

GENESIS LEASE LIMITED
CONSOLIDATED BALANCE SHEETS

	December 31,	September 30,
	2008	2009
		(unaudited)
	(USD in thousands)
ASSETS
Cash and cash equivalents	$60,206	$64,134
Restricted cash	33,718	32,034
Accounts receivable	548	2,368
Other assets	34,761	22,656
Flight equipment under operating leases, net	1,597,604	1,630,991
Fixed assets	2,224	1,748
Deferred income taxes	28,634	25,206

Total Assets	$1,757,695	$1,779,137

LIABILITIES AND SHAREHOLDERS’ EQUITY
Accounts payable	$35,445	$49,078
Other liabilities	118,420	111,253
Debt:
Securitization notes	796,500	781,500
Debt facilities	331,893	349,493

Total Liabilities	1,282,258	1,291,324

Commitments and contingencies	—	—

Shareholders’ equity:
Par value 0.001 U.S. dollars per share; 500,000,000 shares authorized; 34,341,095 and 34,346,596 shares issued and outstanding at December 31, 2008 and September 30, 2009, respectively	34	34
Additional paid-in capital	579,971	579,930
Accumulated other comprehensive income	(76,191)	(64,752)
Accumulated deficit	(28,377)	(27,399)

Total shareholders’ equity	475,437	487,813

Total liabilities and shareholders’ equity	$1,757,695	$1,779,137

GENESIS LEASE LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2009	2008	2009
	(USD in thousands except per share data )
Revenues
Rental of flight equipment	$57,472	$55,388	$163,570	$157,279
Other income	580	164	1,604	6,617

Total revenues	58,052	55,552	165,174	163,896

Expenses
Depreciation	19,811	23,308	58,863	66,955
Interest	18,296	26,943	51,718	64,753
Maintenance	570	80	1,255	169
Selling, general and administrative	6,186	5,939	18,719	16,264
Other expenses	—	2,533	—	2,533

Total operating expenses	44,863	58,803	130,555	150,674

Income Before Taxes	13,189	(3,251)	34,619	13,222
Provision for income taxes	1,761	(213)	4,360	1,939

Net Income	$11,428	$(3,038)	$30,259	$11,283

Basic earnings per share	$0.32	$(0.09)	$0.84	$0.33

Diluted earnings per share	$0.32	$(0.09)	$0.84	$0.33

Reconciliation of Non-GAAP Financial Measure – EBITDA
EBITDA is a measure of operating performance and liquidity that is not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Genesis defines EBITDA as net income before provision for income taxes, interest and depreciation and amortization. EBITDA is a key measure of Genesis’s operating performance and liquidity that management uses to focus on consolidated operating results exclusive of expenses that relate to the financing and capitalization of its business. Management uses EBITDA as a financial measure to evaluate the consolidated financial and operating performance and liquidity of the business that, when viewed with GAAP results and the following reconciliation, provides a more complete understanding of factors and trends affecting Genesis’s business than GAAP measures alone. EBITDA assists Genesis in comparing its operating performance on a consistent basis as it removes the impact of its capital structure (primarily interest charges), asset base (primarily depreciation and amortization) and items outside the control of the management team (taxes) from its operating results. EBITDA also assists Genesis in comparing its liquidity on a consistent basis by providing a measure to demonstrate cash flow available for the payment of interest and dividends. EBITDA is presented in this press release because Genesis believes that EBITDA is frequently used by securities analysts, investors and other interested parties as a measure of financial performance and of debt service and dividend paying capacity. Accordingly, EBITDA is one of the metrics used by management and the board of directors to review Genesis’s financial performance and liquidity.
EBITDA should not be considered a substitute for net income, income from operations or cash flows provided by or used in operations, as determined in accordance with GAAP. In evaluating EBITDA, investors should be aware that in the future Genesis may incur expenses similar to the adjustments described above. In particular, Genesis expects that depreciation of flight equipment and interest expense will continue to represent the substantial portion of its operating expenses. Therefore, the use of EBITDA as a measure of operating performance and liquidity is limited by the exclusion of a majority of Genesis’s operating expenses from the measure. The following presentation of EBITDA should not be construed as an implication that future results will be unaffected by expenses that are unusual, non-routine or non-recurring items. Investors are urged to review the GAAP financial measures included in this earnings release and Genesis’s public filings, and to not rely on any single financial measure to evaluate its business.
RECONCILIATION OF NET INCOME TO EBITDA FOR
THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2008 AND 2009

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2009	2008	2009
		(USD in thousands)
Net income	$11,428	$(3,038)	$30,259	$11,283
Provision for income taxes	1,761	(213)	4,360	1,939
Depreciation and amortization	20,667	32,574	61,976	79,297
Interest (i)	17,460	17,681	48,672	52,456

EBITDA	$51,316	$47,004	$145,267	$144,975

(i)	“Interest” excludes the amortization of deferred financing costs, which are reflected under “Depreciation and amortization.”